EXHIBIT 99.2
PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated financial statements of Pretium Resources Inc. (“Pretivm”, “we” or “us”) for the quarter ended June 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013, as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website. All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. This MD&A is prepared as of August 8, 2014 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

We were incorporated on October 22, 2010 under the laws of the Province of British Columbia for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of the Projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground opportunity at the Brucejack Project.

2nd Quarter Highlights and Significant Events

•
On April 16 2014, we announced, among other things, that we expected to file our Environmental Assessment Certificate application (“EAC application”) during the second quarter once we received the final Application Information Requirements from the British Columbia Environmental Assessment Office (“BCEAO”).  We also announced that the 1,000 tonnes of bagged material from the 2013 Valley of the Kings exploration program was processed at the Contact Mill in Montana and produced gravity and flotation concentrates containing approximately 3,120 ounces of gold, with final gold production subject to remaining assays and final establishment of weights and assays and settlement.

•
On June 4, 2014, we announced a surface drilling program comprising three deep geological holes collared near the Brucejack camp and drilled to the south was underway to test gold mineralization at depth in the Valley of the Kings.  The results from hole SU-627 (1,158 meters) confirmed that the gold mineralization extends below the block model for the December 2013 Valley of the Kings Mineral Resource estimate, and demonstrated the significant untested exploration potential at the Valley of the Kings.

•
On June 19, 2014, we announced an updated National Instrument 43-101-compliant Feasibility Study for the Brucejack Project, with updated metals prices, currency exchange rate, and costs, which confirmed the positive economics for a high-grade gold underground mine at Brucejack.

•	Increase in Valley of the Kings Mineral Reserve gold grade:

o	Valley of the Kings Proven and Probable Mineral Reserves of 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne);

o	West Zone Proven and Probable Mineral Reserves of 0.6 million ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne);

•	Gold and silver recoveries of 96.7% and 90.0% over mine life;

•	Mine life of 18 years producing an estimated 7.27 million ounces of gold;

•	Average annual production of 504,000 ounces of gold over the first 8 years and 404,000 ounces of gold over mine life;

•	Estimated project capital cost, including contingencies, of US$746.9 million;

•	Average operating costs of C$163.05/tonne milled over mine life;

•
Base case economics: At US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 US$/C$, Brucejack has a pre-tax net present value (“NPV”) at a 5% discount of US$2.25 billion (US$1.45 billion post-tax), a pre-tax internal rate of return (“IRR”) of 34.7%, and a pre-tax payback period of 2.7 years;

•
Alternative high case economics: At US$1,400/ounce gold, US$21/ounce silver and exchange rate of 0.92 US$/C$, Brucejack has a pre-tax NPV at a 5% discount of US$3.54 billion (US$2.28 billion post-tax), a pre-tax IRR of 47%, and a pre-tax payback period of 2 years.

•
On July 2, 2014, we announced the submission of our Environmental Assessment Certificate application to the British Columbia Environmental Assessment Office (“BCEAO”) for our high-grade gold Brucejack Project and the filing on SEDAR of the National Instrument 43-101 "Feasibility Study and Technical Report Update" referenced in the news release dated June 19, 2014 highlighting the positive results of the updated feasibility study for the Brucejack Project.

•
On July 8, 2014, we announced the filing of a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec (the “Securities Regulators”), and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.

•
On July 18, 2014, we announced the filing of a final short form base shelf prospectus (the “Base Shelf Prospectus”) with the Securities Regulators, and a corresponding shelf registration statement on Form F-10 with the SEC under the U.S. Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System.  The Base Shelf Prospectus allows us to offer up to US$600,000,000 of common shares, debt securities, preferred shares, subscription receipts, units and warrants from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus.

•
On July 21, 2014, we announced the filing of a preliminary prospectus supplement to our Prospectus dated July 16, 2014 in connection with a US$60 million marketed offering of our common shares through a syndicate of underwriters, with approximately 82.5% of the common shares offered by Pretivm and the remaining 17.5% of the common shares offered by shareholder Silver Standard Resources Inc. (“Silver Standard”) pursuant to their existing registration rights.  On July 22, 2014, we announced the underwriters had agreed to purchase 8,280,000 of our common shares at a price of US$7.25 per share for gross proceeds to us of US$49,524,750 and US$10,505,250 to Silver Standard.  The underwriters were also granted an over-allotment option to purchase an additional 1,242,000 common shares at US$7.25 per share, exercisable for a period of 30 days following closing.

•	On July 29, 2014, we announced the closing of the marketed offering of our common shares for gross proceeds to us of US$49,524,750.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 12 mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises over 104,000 hectares.

Project Permitting

We submitted the Project Description for the Brucejack Project in December 2012 to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”).  The filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

The BCEAO issued a Section 10 order in February 2013 in respect of the environmental assessment certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process.  In May 2013, the CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project.  In September 2013, we held a working group meeting and hosted a site visit with provincial and federal government agencies, First Nations and community representatives.  In late November, we held public meetings in five communities in northwest British Columbia.

On May 2, 2014, we received a copy of the approved Application Information Requirements from the BCEAO.  On June 20, 2014, we filed our EAC application with the BCEAO, which was evaluated for completeness over a 30-day period by BCEAO with the involvement of a working group including representatives of First Nations and local governments and other government agencies.  On July 24, 2014, we were advised by the BCEAO that our EAC application had been accepted for filing.  We are now reviewing and finalizing our EAC application and expect to file it with the BCEAO this month.  Once filed, the BCEAO has a maximum of 180 days to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.

In coordination with the provincial permitting process, CEAA will review the EIS, which we will submit concurrently with the provincial EAC application.  Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013).  The resource estimate, which incorporated all drilling completed to date at the Valley of the Kings, including all drilling from the 2013 exploration program, was completed by Snowden Mining Industry Consultants (see the Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 and filed on SEDAR on February 2, 2014).  High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

Updated Feasibility Study

On June 19, 2014, we announced an updated National Instrument 43-101-compliant Feasibility Study for the high-grade gold and silver resources identified to date at our 100%-owned Brucejack Project in northern British Columbia (see our news release dated June 19, 2014).  The Feasibility Study was filed on www.sedar.com on June 30, 2014.  Valley of the Kings Proven and Probable Mineral Reserves are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).  The Base Case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) is US$2.25 billion, with an internal rate of return of 34.7%. The Feasibility Study contemplates average annual production for the first eight years of 504,000 ounces of gold and for the 18 year life of mine 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

The June 2014 Feasibility Study is based on the December 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated December 19, 2013).

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the June 2014 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price
	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$15.00	$17.00	$21.00
Net Cash Flow (US$)	$2.02 billion (pre-tax) $1.34 billion (post-tax)	$4.16 billion (pre-tax) $2.72 billion (post-tax)	$6.35 billion (pre-tax) $4.13 billion (post-tax)
Net Present Value(1) (5.0% discount) (US$)	$985 million (pre-tax) $620 million (post-tax)	$2.25 billion (pre-tax) $1.45 billion (post-tax)	$3.54 billion (pre-tax) $2.28 billion (post-tax)
Internal Rate of Return	20.3% (pre-tax) 16.5% (post-tax)	34.7% (pre-tax) 28.5% (post-tax)	47%(pre-tax) 38.7% (post-tax)
Payback(from start of production period)	4.4 years (pre-tax) 4.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)	2.0 years (pre-tax) 2.1 years (post-tax)
Exchange Rate (US$:C$)	0.92	0.92	0.92
 (1)NPV is discounted to July 2014.

Project Mineral Reserves

The Mineral Reserves resulting from the Feasibility Study for the Brucejack Project are based on the December 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see news release dated December 19, 2013).  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(2)(3)  – June 2014
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(2)Rounding of some figures may lead to minor discrepancies in totals
(3)Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

Table 3: West Zone Mineral Reserve Estimate(4)  – June 2014
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(4)See notes (2) and (3) to Table 2 above..

Mining and Processing

Brucejack is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 18-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 16.5 million tonnes of ore for the 18 years at an average mill feed grade of 14.1 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are projected to be 96.9% for gold and 84.7% for silver, and for the West Zone 95.1% for gold and 91.0% for silver.  A total of 7.27 million ounces of gold and 27.63 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(5)
Year	Tonnage (t)	Gold grade (g/t)	Silver grade (g/t)	Gold Production (‘000 ounces)	Silver Production (‘000 ounces)
1	839,000(6)	15.4	11.7	403	268
2	995,000	15.2	11.7	470	318
3	995,000	16.7	12.8	519	349
4	984,000	15.9	9.9	488	263
5	988,000	16.9	11.0	521	296
6	999,000	17.5	10.6	545	287
7	986,000	17.8	11.8	547	319
8	996,000	17.5	11.7	542	319
9	994,000	14.9	10.2	461	276
10	987,000	15.5	11.2	476	302
Years 11-18	6,788,000	11.0	124.5	2,303	24,630
Life of Mine (Years 1-18)	16,550,000	14.1	57.7	7,274	27,626
(5)Rounding of some figures may lead to minor discrepancies in totals.
(6)Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack high-grade project is estimated at US$746.9 million, including a contingency of US$69 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary
(US$ million)
Mine underground	179.5
Mine site(7)	210.8
Offsite Infrastructure	89.1
Total Direct Costs	479.4
Indirect Costs	127.5
Owner’s Costs	71.0
Contingency	69.0
Total Capital Cost	746.9
(7)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$163.05 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary
(C$/tonne)
Mining	91.34(8)
Processing	19.69
General & Administrative	30.87
Surface Services and Others	21.15
Total Operating Cost	163.05
(8)LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$91.78/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense, and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine
(US$ million)
Total Cash Costs(9)	2,814.5
Reclamation Cost Accretion	27.5
Sustaining Capital Expenditure	320.6
All-in Sustaining Cash Costs	3,162.6
Gold Sales	7,067
All-in Sustaining Cash Costs per Ounce	US$448/ounce
(9)Net of silver credits at Base Case silver price of $US17/ounce.

2014 Exploration Program

The 2014 exploration program at Brucejack has been planned with a focus on continued resource definition in the Valley of the Kings and includes 15,000 meters of surface and underground infill and step-out drilling to the east and west.  The design of an access ramp from the 1345-meter level access ramp to the 1260-meter level has been finalized and a drill has been mobilized to site.

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.  During 2011, we focused on completing an updated mineral resource estimate for the project (see news release dated February 23, 2011), examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”) (see news release dated May 9, 2011).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicates that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital have been considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 104,000 hectares (256,989 acres), providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Selected Financial Information

Basis of Presentation

The following financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and are expressed in Canadian dollars unless otherwise stated.  Our significant accounting policies are outlined in Note 3 in the notes to our audited consolidated financial statement for the year ended December 31, 2013.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

		2014 Q2		2014 Q1		2013 Q4		2013 Q3		2013 Q2		2013 Q1		2012 Q4		2012 Q3
Total revenue	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Loss per share – basic and diluted		$0.03		$0.02		$0.04		$0.03		$0.04		$0.05		$0.05		$0.03
Loss and comprehensive loss		$3,306		$2,377		$5,006		$2,591		$4,256		$4,731		$4,095		$3,213
Total assets		$749,142		$746,736		$726,261		$731,775		$702,571		$667,049		$647,472		$638,810
Long-term liabilities		$20,303		$19,228		$19,836		$16,853		$15,943		$13,076		$10,780		$9,586
Cash dividends	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Cash and cash equivalents		$19,739		$24,706		$11,575		$30,564		$33,312		$20,764		$28,992		$52,859
Mineral interests		$709,284		$704,021		$696,790		$674,869		$645,878		$621,315		$596,159		$565,522

Net loss and comprehensive loss for the period ended June 30, 2014 was $3,306,144 compared to a loss of $4,255,745 during the quarter ended June 30, 2013.  The decrease is largely attributed to the decrease in deferred income tax expense.  During the quarter, we recorded an income tax expense of $376,185 as compared to an income tax expense of $1,559,545 for the quarter ended June 30, 2013.  The difference is related to the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

In the second quarter of 2014, we realized $5,525,450 in gold sales from the Bulk Sample program and the additional 1,000 tonnes of production.  As the proceeds were denominated in US dollars, much of the foreign exchange adjustment of $221,650 (2013 - $Nil) was recognized in relation to the gold sales and the adjustment to the US dollar cash balance at period end.

During the second quarter, stock option expense decreased to $1,050,614 as compared to $1,539,870 in the second quarter of 2013.  This is due mainly to the reduced number of options granted in 2014 and by the timing of stock option grants valued by the Black Scholes model.  We hire individuals with the required skills to advance our business and stock options were granted to these employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.

General and administrative expense increased from $199,048 in the second quarter of 2013 to $296,908 in the second quarter of 2014 due to the acquisition of additional office space at the head office located in Vancouver, BC.

Investor relations and shareholder communication costs for the quarter ended June 30, 2014 were $252,005 and remained consistent with the costs incurred for the quarter ended June 30, 2013 of $271,919.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted by the Company to increase the awareness of the Company within the investment community.

Professional fees were $570,537 for the second quarter of 2014 compared to $115,287 for the second quarter of 2013.  We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and the United States District Court for the Southern District of New York.  For details on the class action lawsuits, we direct your attention below to the section titled “Commitments, Contingencies and Off-Balance Sheet Arrangements”.  As we have reached our deductible limit with the insurance company, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

We earned interest income on our cash balance for the quarter ended June 30, 2014 of $26,728 compared to $152,461 for the quarter ended June 30, 2013.

Liquidity and Capital Resources

Our cash and cash equivalents as at June 30, 2014 totaled $19,738,943 increasing $8,163,853 from $11,575,090 at December 31, 2013. To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at June 30, 2014 was $22,690,872 as compared to $37,864,124 as at June 30, 2013. Working capital items other than cash and cash equivalents consisted of receivables and other of $10,925,057 (2013- $15,083,718), accounts payable and accrued liabilities of $7,019,807 (2013 - $10,531,876), and flow-through premium liability of $953,321 (2013 - $Nil).  Receivables and other is comprised primarily of $2,200,000 (2013 - $Nil) accrued for gold sales receivable, $588,887 (2013 - $1,814,471) of Goods and Services Tax refunds, $7,955,690 (2013 - $13,075,169) accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC, and $180,480 (2013 - $194,078) of deposits and prepaid expenses.

During the first quarter of 2014, we completed a private placement of flow-through shares for gross proceeds of $28 million. Subsequent to the close of the second quarter, we completed an offering through a syndicate of underwriters for 8,280,000 common shares at a price of US$7.25 per common share for gross proceeds of US$49,524,750 to us and US$10,505,250 to Silver Standard Resources Inc. (“Silver Standard”).  We issued 6,831,000 of the common shares in the offering and the remaining 1,449,000 of the common shares were offered by Silver Standard according to their existing registration rights that permit them to participate in our offering of securities.  With the recent financing, current working capital, and pending gold sales receipts from the bulk sample program and the additional 1,000 tonnes of recovered ore, we believe we will have sufficient capital to fund the continued permitting of the Brucejack Project, our environmental and engineering activities, as well as general corporate expenditures.

Cash used in investing activities in the six months ended June 30, 2014 was $14,507,926 (2013 - $52,161,808), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $23,022,041 (2013 - $49,015,284). Exploration and evaluation activities included $5,087,689 in engineering and permitting costs, $3,579,340 in underground mining costs, $1,755,925 for temporary road and bridges, $2,127,923 in drilling, and $2,087,925 for fuel, equipment rental and transportation.  Other investing activities included $182,575 (2013 - $3,077,524) to acquire exploration software and machinery.  Investing activities for the six months ended June 30, 2014 also included cash inflows from gold sales of $8,719,690 (2013 - $Nil).

Development of any of our mineral properties will require additional equity and possibly debt financing. As we are an exploration stage company, we do not have revenues from operations, except for interest income from our cash and cash equivalents, and so we rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).  The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 21, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained misrepresentations or omissions regarding our Brucejack Project, including the probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well as pre- and post-judgment interest and costs.

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging we violated the United States securities laws by misrepresenting or failing to disclose material information concerning our Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552.  The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  Our time to respond to the Second Amended Complaint has not yet run.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defenses.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

We have entered into employment agreements with each of our President and CEO (the (“CEO”), Chief Development Officer and Executive Vice President (the “CDO”), Chief Exploration Officer and Vice President (the “CExO”) and Chief Operating Officer and Vice President (the “COO”).  Under the employment agreements: our CEO receives a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; our CDO receives a base salary of $350,000 per year, benefits and an annual bonus determined at the discretion of our Board; and our CExO and COO each receive a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO, CExO, and COO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2013. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

i)	the carrying value of the investment in the Projects and the recoverability of the carrying value;

1) Mineral resources and reserves, and the carrying values of our investment in the Projects

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of our investment in the Projects.

2) Impairment analysis of assets

At each financial reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets. Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of June 30, 2014.

3) Decommissioning liabilities

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual decommissioning expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.  Discount rates using a pre-tax rate that reflect risks specific to the asset are used to calculate the net present value.

Our operations may in the future be, affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining decommissioning obligations. Both the likelihood of new regulations and the degree of change in estimates and their overall effect upon us are not predictable.

At June 30, 2014, we had recognized an amount for decommissioning obligations.  However, the amount is not material as the disturbance to date has not been significant.

Changes in Accounting Policies

New Accounting Standards and Recent Pronouncements

There were no new accounting standards or pronouncements that had a material impact on our statements.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents, amounts receivable and restricted cash.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash as well as the collectability of gold sales receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality. We manage the credit risk on our gold sales by requiring provisional payments upfront between 75% - 90% of the value of the concentrate shipped and through utilizing multiple counterparties.

The carrying value of our cash and cash equivalents, restricted cash and gold sales receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at June 30, 2014, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Outstanding Share Data

At August 8, 2014, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	115,307,377
Share purchase options	10,351,950	$5.85 - $17.46	2.57
Fully diluted	125,659,327

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in the Annual Information Form dated June 30, 2014 filed on the SEDAR website at www.sedar.com, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the six months ended June 30, 2014 that has materially affected, or is reasonable likely to affect our internal control over financial reporting.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;
•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;
•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
•	dependency on the Brucejack Project for our future operating revenue;
•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;
•	market events and general economic conditions;
•	the inherent risk in the mining industry;
•	the commercial viability of our current and any acquired mineral rights;
•	availability of suitable infrastructure or damage to existing infrastructure;
•	governmental regulations, including environmental regulations;
•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;
•	compliance with emerging climate change regulation;
•	adequate internal control over financial reporting;
•	increased costs of complying with the Dodd-Frank Act;
•	potential opposition from non-governmental organizations;
•	uncertainty regarding unsettled First Nations rights and title in British Columbia;
•	uncertainties related to title to our mineral properties and surface rights;
•	land reclamation requirements;
•	our ability to identify and successfully integrate any material properties we acquire;
•	currency fluctuations;
•	increased costs affecting the mining industry;
•	increased competition in the mining industry for properties, qualified personnel and management;
•	our ability to attract and retain qualified management;
•	some of our directors’ and officers’ involvement with other natural resource companies;
•	potential inability to attract development partners or our ability to identify attractive acquisitions;
•	potential liabilities associated with our acquisition of material properties;
•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
•	changes to relevant legislation, accounting practices or increasing insurance costs;
•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
•	significant growth could place a strain on our management systems;
•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those risks identified in our Annual Information Form dated March 31, 2014 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward looking information.